UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 5, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On June 5, 2014, NewLead Holdings Ltd. (the “Company”) announced that, on June 3, 2014, the Company was granted a Temporary Restraining Order (“TRO”), against Ironridge Global IV, Ltd. (“Ironridge”) prohibiting the further issuance of its common shares in payment of embedded dividend liability on the $25.0 million in Series A Preference Shares of the Company, the issuance of which was previously disclosed in a Report on Form 6-K filed with the Securities and Exchange Commission on March 10, 2014. The TRO is pending the hearing and decision on Petition for Preliminary Injunctive Relief Pending Arbitration.

The press release announcing the TRO is attached hereto as Exhibit 99.1 to this report and incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated June 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer